82-4270

06012075

RECEIVED

2006 MAR 31 P 1:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# NORILSK NICKEL

**MINING AND METALLURGICAL COMPANY**
**JOINT STOCK COMPANY**

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

27.03.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)** Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated March 24, 2006
2. Press release dated March 21, 2006: Polyus Gold receives state registration
3. Information on the events that may significantly affect the price of the Company's securities dated March 20, 2006
4. Statement of material fact dated March 20, 2006: Information on the reorganization of the Issuer, its subsidiary and dependent companies

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
MAR 31 2006
THOMSON FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

3/31

# INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

| 1. General information | |
|---|---|
| 1.1. Full name of the Issuer | *Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel* |
| 1.2. Abbreviated name of the Issuer | *OJSC MMC Norilsk Nickel* |
| 1.3. The Issuer's location | *Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation* |
| 1.4. Primary State Registration Number of the Issuer | *1028400000298* |
| 1.5. The Issuer's Taxpayer Identification Number: | *8401005730* |
| 1.6. The Issuer's Unique Code given by the registering body: | *40155-F* |
| 1.7. Internet website used by the Issuer to disclose information: | http://www.nornik.ru/en/shareholders/information_disclosure/ |
| 1.8. Name of the periodical(s) used by the Issuer to publish information | ***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).*** |



2. Subject matter of the information

Full name of the profit organization in which the Issuer's share in authorized capital has changed: ***Closed Joint Stock Company Gold MiningCompany Polus;***

Location of the profit organization, in which the Issuer's share in authorized capital has changed: ***663280, Krasnoyarsk Region, Severo-Yenisseisk Settlement, ul. Belinskogo 2-Б;***

The Issuer's share in the authorized capital of the aforementioned organization before change: ***100 %;***

Percentage of ordinary shares of the aforementioned organization held by the Issuer before change: ***100 %;***

The Issuer's share in the authorized capital of the aforementioned organization after change: ***0%;***

Percentage of ordinary shares of the aforementioned organization held by the Issuer after change: ***0%.***

Date of the change in the Issuer's share in the authorized capital of the aforementioned organization: ***March 24, 2006.***

---

*Representative of MMC Norilsk Nickel* — *Morozov D.S.*
*(Power of Attorney № ГМК-115/26-нм of 22.12.2005)*

*March 24, 2006*

NORILSK NICKEL

21.03.2006

**Polyus Gold receives State registration**

On March 17, 2006 in accordance with reorganization plan in the form of spin-off of gold assets and under the federal law on State registration of legal entities, OJSC Polyus Gold (Polyus Gold) has been entered in the Unified State Register of Legal Entities ("USRLE").

Official certificate of record in the USRLE # 1068400002990 was issued by the Interdistrict Inspectorate of the Federal tax service of the Russian Federation for the Krasnoyarsk region, Taimyr (Dolgano-Nenetsky) and Evenkia autonomous districts.

Also on March 17, 2006 according to the Federal Law on State registration of legal entities, the reorganization of MMC Norilsk Nickel in the form of spin-off was registered in the USRLE.

Denis Morozov, Deputy General director - member of the Management board of MMC Norilsk Nickel, said: "We are glad to inform our shareholders that one more important step in accordance with reorganization plan has been successfully and timely made – State registration of Polyus Gold. Completion of this stage enables us to take further steps on obtaining Russian listing and launching DR program for the new company".

Commenting on the event General director of Polyus Gold Evgueni Ivanov said: "Polyus Gold's state registration is an important step toward the formation of the largest Russian gold mining company which shares are publicly traded. We are pleased that we met this provision, essential for the Company's future development".

More detailed information on reorganization in the form of spin-off can be found:
http://www.nornik.ru/en/shareholders/goldseparation/

**The next steps for the spin-off of gold assets**:

· **March - April, 2006**: Registration of the report on results of the new share issuance, the shares of Polyus Gold are to be transferred to the shareholders and the Depositary of MMC Norilsk Nickel's American Depositary Shares (ADS) - Bank of New York - for the owners of Norilsk Nickel's ADS.
· **April, 2006**: Polyus Gold will apply for listing at one or several Russian stock exchanges.
· **May, 2006**: Registration of Level 1 ADR program for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 755 67 33
usanovda@nornik.ru

# INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

| 1. General information | |
|---|---|
| 1.1. Full name of the Issuer | **Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel** |
| 1.2. Abbreviated name of the Issuer | **OJSC MMC Norilsk Nickel** |
| 1.3. The Issuer's location | **Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation** |
| 1.4. Primary State Registration Number of the Issuer | **1028400000298** |
| 1.5. The Issuer's Taxpayer Identification Number: | **8401005730** |
| 1.6. The Issuer's Unique Code given by the registering body: | **40155-F** |
| 1.7. Internet website used by the Issuer to disclose information: | http://www.nornik.ru/en/shareholders/information_disclosure/ |
| 1.8. Name of the periodical(s) used by the Issuer to publish information | **While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).** |

| 2. Subject matter of the information |
|---|
| The date when the company filed an application with the state registration agency, requesting to enter the information on the company's reorganization and/or liquidation in the Unified State Register of Legal Entities: **March 16, 2006** |
| Type of the record in the Unified State Register: **Application with a request to register a legal entity which is to be established by way of reorganization** |
| Grounds for recording the information on the company's reorganization and/or liquidation in the Unified State Register of Legal Entities: |
| **Resolution of the MMC Norilsk Nickel's EGM of September 30, 2005 on the issue "Reorganization of MMC Norilsk Nickel";** |
| **Resolution of the General Meeting of Polyus Gold, OJSC dated March 3, 2006.** |

**Representative of MMC Norilsk Nickel** **Morozov D.S.**
**(Power of Attorney № ГМК-115/26-нт of 22.12.2005)**

**March 20, 2006**

## STATEMENT OF MATERIAL FACT:
## INFORMATION ON THE REORGANIZATION OF THE ISSUER, ITS SUBSIDIARY AND DEPENDENT COMPANIES

| 1. General information | |
|---|---|
| 1.1. Full name of the Issuer | **Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel** |
| 1.2. Abbreviated name of the Issuer | **OJSC MMC Norilsk Nickel** |
| 1.3. The Issuer's location | **Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation** |
| 1.4. Primary State Registration Number of the Issuer | **1028400000298** |
| 1.5.The Issuer's Taxpayer Identification Number: | **8401005730** |
| 1.6. The Issuer's Unique Code given by the registering body: | **40155-F** |
| 1.7. Internet website used by the Issuer to release information: | http://www.nornik.ru/en/shareholders/information_disclosure/ |
| 1.8. Name of the periodical(s) used by the Issuer to publish information: | **"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "** |
| 1.9. Code(s) of material fact (s) | **1040155F20032006** |

2. Subject matter of the information

2.1 Reorganization type (merger, dissociation, spin-off, or transformation): **spin-off;**
2.2 The Issuer's executive body (competent state body, court of law) that has resolved on the reorganization, and the date of such resolution: **Extraordinary General Meeting of shareholders of MMC Norilsk Nickel; September 30, 2005;**
2.3 Full and abbreviated names of each reorganized legal entity, and its location: **Open Joint-Stock Company Mining and Metallurgical Company Norilsk Nickel; OJSC MMC Norilsk Nickel; Russian Federation, Taimyr (Dolgan-Nenets) Autonomous District, Dudinka;**
2.4 Full and abbreviated names of each legal entity created or liquidated by this reorganization, and its location: **Open Joint-Stock Company Polyus Gold; OJSC Polyus Gold;**
**Russian Fedration, 123104, Moscow, Tverskoy Bulvar 15, b.1;**
2.5 The Issuer's share in the charter capital of the company established as a result of reorganization, on the date of this reorganization: **OJSC MMC Norilsk Nickel doesn't hold any share in the Polyus Gold's charter capital;**
2.6 Date of reorganization (date of state registration of the legal entity established by way of merger, dissociation, spin-off or transformation/date of entering the information on the termination of activities of a consolidated legal entity in the Unified State Register): **March 17, 2006**

**Representative of MMC Norilsk Nickel** **Morozov D.S.**
**(Power of Attorney No. ГМК-115/26-нт of 22.12.2005)**

**March 20, 2006**